

September 27, 2012

Via E-mail
John Morris
Chief Executive Officer and Chief Technology Officer
Direct LED, Inc.
231 W. 39th Street, Suite 726
New York, New York 10018

>   **Re: Direct LED, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 20, 2012**
>   **File No. 333-182737**

Dear Mr. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment 1 in our letter dated August 2, 2012 appears to be incomplete. Please provide us with the complete response.

Cover Page

2.   We note your response to comment 9 in our letter dated August 2, 2012, but we are unable to locate any mention of the company's identity as an emerging growth company on the cover page. Since, however, you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. We note your response to comment 2 in our letter dated August 2, 2012. We also note from your response to comment 10 in the same letter that you believe you are no longer a shell company. However, although the company has engaged in some operations, it still qualifies as a shell company, as having minimal operations and assets. Refer to Rule 144 (i)(1). Because the company is a shell company, an offering by selling shareholders is deemed to be an indirect primary offering by the company through the selling shareholders. Therefore, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure accordingly on the cover page and throughout the prospectus to state that all shares will be priced at 25 cents (or whatever alternative price may be determined) for the duration of the offering.

4. Please disclose the risk that you may not be able to obtain a market maker. Do the same in your risk factor on page 5 regarding the OTCQB.

Summary of Our Offering, page 1

5. Please revise to clarify specifically what you mean when you say that the company as "commenced operations." When you state that you have had "sales" of $96,000 it appears that you have been producing light bulbs, yet you further state that you are in discussion with ITRI to license their patented technology. How are you able to produce a product before obtaining the license? Moreover, you state that the light bulbs produced by other companies are generally more expensive that the products you "*intend*" to offer. Clarify the nature of the "sales" you have made to date.

6. Further, please clarify the nature of the "patented technology for 'Light and Light' products." How is this technology different from the technology used in other

companies' bulbs, and on what basis do you expect that you will be able to produce your bulbs more cheaply?

7.   When you state that the company has sales staff experienced in selling to major retailers, and include a list of major retailers, it suggests that you have at least had initial discussions with each of those retailers to market your product. Please revise to clarify the significance of those retailers to your current business. If you are referring merely to experience in selling other products to those companies, please make this clear and delete the long list of well-known companies.

8.   Please disclose the basis for your expectation of obtaining an investment of $1.5 million by October 30, 2012.

9.   We note your response to comment 14 in our letter dated August 2, 2012, but we are unable to find where you have included your address and phone number. Please revise.

Selling Stockholders, page 7

10.   We note your response to comment 25 in our letter dated August 2, 2012. However, Teresa L. Gruber, John Morris, and Janet Morris are still listed as offering 0 shares. Please revise.

Description of Business, page 12

11.   We note your statement that the company's fiscal year end is December 31. However, on page 16 you state that the fiscal year end has not been determined. Please revise to reconcile these statements.

12.   We note that you have deleted the statement on page 12 that you do not have the intention to engage in a merger or acquisition with an unidentified company. Please revise to include a statement, if true, in the second paragraph under "Description of Business," that the company, the company's officers and directors, do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

13.   We note your response to comment 27 in our letter dated August 2, 2012. Please revise to discuss the extent of experience that Chang Technology has in producing this type of product.

Plan of Operation, page 16

14.   We note your response to comment 36 in our letter dated August 2, 2012. However, you continue to state that the company will need to raise additional capital "if we do not produce sufficient cash flow to support its operations over the next 12 months." This

statement contrasts with the disclosure on page 3 stating that you will be unable to fund operations without raising at least $1.5 million. Please revise accordingly.

15.	We note your response to comment 34 in our letter dated August 2, 2012. However, the basis you have provided does not appear to justify the degree of certainty with respect to the projections you provide regarding the number of bulbs you expect to sell in the first three years. Please delete these specific projections or tell us in your response why your projections are reliable.

16.	We note your response to comment 39 from our letter dated August 2, 2012. In the first paragraph you state that you have generated $96,100 of revenue. We note your financial statements show revenue of $96,000. Please explain or revise the disclosures for this apparent inconsistency.

Executive Compensation, page 18

17.	Please revise to finish the sentence, "The Company believes that the compensation to the officers and directors is likely to be paid from anticipated."

Directors, Executive Officers, Promoters and Control Persons, page 19

18.	Please revise Mr. Morris' description of business experience to disclose his prior period of service as CTO and his appointment as CEO.

19.	Disclose the company's plans regarding appointment of a new CFO.

20.	We note your responses to comments 35 and 42 in our letter dated August 2, 2012. However, information regarding Mr. Gruber is still required in the prospectus (and will be required in your periodic reports filed during 2013) since he departed during the current fiscal year. See Item 402(a)(3)(iv) of Regulation S-K. Therefore, restore his entry in the summary compensation table, disclose Mr. Gruber's period of service as CEO, CFO and director, and provide all the information previously requested in our prior comment 35.

Financial Statements

21.	We note your response to comment 46 from our letter dated August 2, 2012. We note the disclosure at page F-6 that your fiscal year end is May 31. This should remain your fiscal year end until you formally change it. Please amend the filing to include audited financial statements as of your fiscal year end May 31, 2012.

Report of Independent Registered Public Accounting Firm, page F-1

22.	Please ask your auditor to revise the report as follows:

- Eliminate the word "consolidated" in the first paragraph unless the financial statements are consolidated. If so, please change the titles of each statement to indicate that it is a consolidated statement.

- The last paragraph should agree with the first paragraph regarding the financial position of Direct LED, Inc. as of May 31, 2012.

Auditor's Consent, Exhibit 23.1 (previously filed)

23.   Please include a currently dated consent from your auditor in each amendment.

Balance Sheet, page F-2

24.   We note your response to comment 47 from our letter dated August 2, 2012. As previously noted, the asset section of the balance sheet continues to include a line item for "Total Current Liabilities". Please revise the title to "Total current assets".

Statement of Cash Flows, page F-5

25.   We note your response to comment 48 from our letter dated August 2, 2012 and reissue the comment. As previously requested, please revise to correct the error in Cash Flows from Operations. The schedule does not foot since you have not included an amount for Net income.

Notes to Financial Statements

General

26.   We note your response to comment 49 from our letter dated August 2, 2012. We are unable to find the disclosures referenced in your response. Please provide the disclosures in ASC 280-10-50-38 through 280-10-50-42, if applicable, for your products and business activities or tell us where you have provided the requested disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director